RECEIVED

2008 DEC 15 A 6:52

NESTLÉ S.A.

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

[redacted]

08006251

5th December 2008
SG/YPB/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published on 5th December on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SIX Swiss Exchange par les émetteurs cotés. La SIX Swiss Exchange décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le Segment SIX Swiss Exchange «Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au Segment SIX Swiss Exchange «Compatible UE». C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un flux RSS.

Transactions du déc 2008 au déc 2008

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **1**

Emetteur	**Nestlé AG**
Date de la transaction	**04.12.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 67'662.15** (soit CHF 6.77 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options, strike price CHF 36.735

END